EXHIBIT 99.1

Norsk Hydro ASA: U.K. and Norwegian ministers have signed a cooperation agreement on cross-boarder pipelines

OSLO, Norway, Oct. 2, 2003 (PRIMEZONE) -- Norsk Hydro ASA (NYSE:NHY)(Pink Sheets:NHYAF) (Pink Sheets:NHYKF):

The Ormen Lange Licence participants are satisfied that an agreement on the treaty principles for the cross-boarder pipeline has been reached.

The British and Norwegian energy ministers have agreed the treaty principles that will enable transport of gas from the Ormen Lange field offshore Norway to the British market. This agreement is an important step forward to meet the project schedule. This is based on delivery of third party gas through the southern leg from the Sleipner Riser Platform to Easington in the U.K. by October 2006. Deliveries of gas from Ormen Lange will start through the northern leg from Nyhamna to the Sleipner Riser Platform from October 2007.

"We are very pleased that we have had this clarification about the treaty principles. This enables us to continue the work on the Ormen Lange project according to the planned schedule," says director Bengt Lie Hansen, chairman of the Ormen Lange unit management committee.

The Ormen Lange Plan for Development and Operation (PDO) and the pipeline Plan for Installation and Operation (PIO) will be submitted to the Norwegian authorities during the fourth quarter 2003, and the Pipeline Works Authorization (PWA) submitted to the U.K. authorities early 2004.

The Ormen Lange field is the largest gas field under development on the Norwegian continental shelf. The planned volumes to be exported to the U.K. amounts to approximately 20 billion Sm3/year over a 20-year period. The total length of the pipeline from Nyhamna in Norway to Easington in U.K. is 1200 km.

The Ormen Lange field is located 100 kilometers off the Norwegian northwest coast at a water depth of some 1000 meters.

Participants in the Ormen Lange license are:

 Norsk Hydro ASA      17.956% (Operator for the development and
                              construction phase)
 A/S Norske Shell     17.200% (Operator in the production phase)
 Petoro AS            36.000%
 BP Norge AS          10.888%
 Statoil ASA          10.774%
 Esso Exploration and  7.182%
 Production Norway AS

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward-looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Contact   Hege Marie Norheim              Kama Holte Strand
 Telephone (+47) 22 53 81 25               +47 2253 8115
 Cellular  (+47) 95 70 64 27               +47 917 28 838
 E-mail    hege.marie.norheim@hydro.com    Kama.Holte.Strand@hydro.com